SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No.  8)

                        NextHealth, Inc.
  -----------------------------------------------------------------------
                         (Name of Issuer)

                          Common Stock
  -----------------------------------------------------------------------
                  (Title of Class of Securities)

                           65333 G 105
  -----------------------------------------------------------------------
                          (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /

    1)  Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of
        Above Persons   William T. O'Donnell, Jr.
                       -----------------------------
    2)   Check the Appropriate Box if a Member of a Group
         (a)        N/A
                 ------------------------------------------
         (b)        N/A
                 ------------------------------------------
    3)   SEC Use Only
                    ------------------------------

    4)   Citizenship or Place of Organization   USA
                                             ---------------------------
        ----------------------------------------------------------------
Number of           5)   Sole Voting Power              2,812,342
Shares Bene-                      --------------------------------------
ficially            6)   Shared Voting Power                 -0-
Owned by                          --------------------------------------
Each Report-        7)   Sole Dispositive Power        2,812,342
ing Person                        --------------------------------------
With                8)   Shared Dispositive Power            -0-
                                   -------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,812,342
       ----------------------------------------------------------------
       -----------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
                     x
         ---------------------------------------------------------------
     11)  Percent of Class Represented by Amount in Row 9      20.44%
                                                         ---------------
     12)  Type of Reporting Person            Individual
                                  -------------------------------------

                            ITEM 1(a)

Name of Issuer:         NextHealth, Inc.
              ---------------------------------------------------------

                            ITEM 1(b)

Address of Issuer's Principal Executive Offices:
                                               -----------------------
16600 N. Lago del Oro Pkwy., Tucson, AZ 85739
----------------------------------------------------------------------

                            ITEM 2(a)

Name of Person Filing:           William T. O'Donnell, Jr.
                      ------------------------------------------------

                            ITEM 2(b)

Address of Principal Business Office or, if none, Residence:  35 Indian
                                                            -----------
 Hill Road, Winnetka, IL 60093
-----------------------------------------------------------------------

                            ITEM 2(c)
Citizenship:         USA
-----------------------------------------------------------------------
                            ITEM 2(d)
Title of Class of Securities:              Common Stock
                             ------------------------------------------

                            ITEM 2(e)

CUSIP Number:            65333 G 105
             ----------------------------------------------------------

                              ITEM 3
                          Not Applicable

                              ITEM 4
                            Ownership
                         --------------

     (a)  Amount Beneficially Owned:            2,812,342
                                    -----------------------------------
     (b)  Percent of Class:                         20.44%
                            -------------------------------------------
     (c)  Number of shares as to which such person has:
          (i)     sole power to vote or to direct the vote
                                        2,812,342
                  ---------------------------------------------------
          (ii)    shared power to vote or to direct the vote
                                          -0-
                  ----------------------------------------------------
          (iii)   sole power to dispose or to direct the disposition of
                                       2,812,342
                  -----------------------------------------------------
          (iv)    shared power to dispose or to direct the disposition of
                                          -0-
                  ------------------------------------------------------

                                         ITEM 5
                     Ownership of Five Percent or Less of a Class
                     ---------------------------------------------
                                    Not Applicable

                                         ITEM 6
          Ownership of More than Five Percent on Behalf of Another Person
          --------------------------------------------------------------
                                    Not Applicable

                                         ITEM 7
   Identification and Classification of the Subsidiary Which Acquired the
   ----------------------------------------------------------------------
             Security Being Reported on By the Parent Holding Company
           -------------------------------------------------------------
                                    Not Applicable

                                        ITEM 8
              Identification and Classification of Members of the Group
              ---------------------------------------------------------
                                    Not Applicable

                                        ITEM 9
                             Notice of Dissolution of Group
                         --------------------------------------
                                    Not Applicable

                                      ITEMS 10
                                    Certification
                                   ---------------
                                    Not Applicable


Signature
------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     2/09/2000
---------------------------------
Date

/s/ William T. O'Donnell, Jr.
----------------------------------
Signature


    William T. O'Donnell, Jr.
-----------------------------------
Name/Title